UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WENDY'S INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.10 stated value

(Title of Class of Securities)

950590109

(CUSIP Number)

November 21, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 950590109

1.	Names of Reporting Persons: Pershing Square, L.P. I.R.S. Identification Nos. of above persons (entities only) 38-3694138

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,088*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,088*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,088**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

*       Each of (1) Pershing Square GP, LLC, the general partner of Pershing Square, L.P., and (2) Pershing Square Capital Management, L.P., the investment advisor to Pershing Square, L.P., is a registered investment advisor under the Investment Advisors Act of 1940 and has the power to direct the disposition and vote of shares held for the account of Pershing Square, L.P.  Pershing Square, L.P. does not separately retain voting or dispositive power.

**             Based, in part, on the results reported by Wendy’s International, Inc. (the “Company’’) of its recently completed self-tender.

CUSIP No. 950590109

1.	Names of Reporting Persons: Pershing Square II, L.P. I.R.S. Identification Nos. of above persons (entities only) 76-0772889

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 45*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 45*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 45**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

*       Each of (1) Pershing Square GP, LLC, the general partner of Pershing Square II, L.P., and (2) Pershing Square Capital Management, L.P., the investment advisor to Pershing Square II, L.P., is a registered investment advisor under the Investment Advisors Act of 1940 and has the power to direct the disposition and vote of shares held for the account of Pershing Square II, L.P.  Pershing Square II, L.P. does not separately retain voting or dispositive power.

**             Based, in part, on the results reported by the Company of its recently completed self-tender.

CUSIP No. 950590109

1.	Names of Reporting Persons: Pershing Square International, Ltd. I.R.S. Identification Nos. of above persons (entities only) 73-1726680

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,712*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,712*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,712**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

*       Pershing Square Capital Management, L.P., the investment advisor to Pershing Square International, Ltd., is a registered investment advisor under the Investment Advisors Act of 1940 and has the power to direct the disposition and vote of shares held for the account of Pershing Square International, Ltd.  Pershing Square International, Ltd. does not separately retain voting or dispositive power.

**             Based, in part, on the results reported by the Company of its recently completed self-tender.

CUSIP No. 950590109

1.	Names of Reporting Persons: Pershing Square Investment II, L.P. I.R.S. Identification Nos. of above persons (entities only) 65-1244009

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 155*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 155*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 155**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

*

Each of (1) Pershing Square Holdings GP, LLC, the general partner of Pershing Square Investment II, L.P. and (2) Pershing Square Capital Management, L.P., the investment advisor to Pershing Square International, Ltd., is a registered investment advisor under the Investment Advisors Act of 1940 and has the power to direct the disposition and vote of shares held for the account of Pershing Square Investment II, L.P. Pershing Square Investment II, L.P. does not separately retain voting or dispositive power.

**	Based, in part, on the results reported by the Company of its recently completed self-tender.

CUSIP No.: 950590109

Item 1(a)	Name of Issuer:

Wendy’s International, Inc. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

P.O. Box 256, 4288 West Dublin-Granville Road, Dublin, Ohio

Item 2(a)	Name of Person Filing:*

This Amendment No. 1 to Schedule 13G (this “Exit 13G”) is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): Pershing Square, L.P., Pershing Square, II, L.P., Pershing Square International, Ltd., Pershing Square Investment II, L.P., or collectively, the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Exit 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

In light of the change in beneficial ownership as reflected in this Exit 13G, the Reporting Persons have no further reporting obligations on Schedule 13G with respect to their ownership of shares of the Company.

* Explanatory note: The original report on Schedule 13G filed as of March 20, 2006 replaced that certain Schedule 13D filed as of April 26, 2005 filed by (1) Pershing Square GP, LLC, a Delaware limited liability company, (2) Pershing Square, L.P., a Delaware limited partnership, (3) Pershing Square II, L.P., a Delaware limited partnership, (4) Pershing Square Investment II, L.P., a Delaware limited partnership (5) Pershing Square Holdings GP, LLC, a Delaware limited liability company, (6) Pershing Square Capital Management, L.P., a Delaware limited partnership, (7) PS Management GP, LLC, a Delaware limited liability company, (8) Pershing Square International, Ltd., a corporation organized under the laws of the Cayman Islands, and (9) William A. Ackman, an individual.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 29th fl., New York, NY 10019

Item 2(c)	Citizenship:

U.S., with respect to Pershing Square, L.P., Pershing Square, II, L.P. and Pershing Square Investment II, L.P. Cayman Islands, with respect to Pershing Square International, Ltd.

CUSIP No.: 950590109

Item 2(d)	Title of Class of Securities:

Common Stock, $0.10 stated value.

Item 2(e)	CUSIP No.:

950590109

Item 3	If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b),check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:

	(a)		Amount beneficially owned: 5,000**

	(b)		Percent of Class: 0%

	(c)		Number of Shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

**    Based, in part, on the results reported by the Company of its recently completed self-tender.

CUSIP No.: 950590109

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to vote or to direct the disposition:

0

(iv) Shared power to vote or to direct the disposition:

See Item 8 of each cover page.

Item 5	Ownership of Five Percent or Less of a Class:

This statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Item 8	Identification and Classification of Members of the Group:

Item 9	Notice of Dissolution of Group:

Item 10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 21, 2006

PERSHING SQUARE, L.P.
By:	PERSHING SQUARE GP, LLC
By:	William A. Ackman, Managing Member

/s/ William A. Ackman

PERSHING SQUARE II, L.P.
By:	PERSHING SQUARE GP, LLC
By:	William A. Ackman, Managing Member

/s/ William A. Ackman

PERSHING SQUARE INTERNATIONAL, LTD.
By:	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:	William A. Ackman, Managing Member of the GP

/s/ William A. Ackman

PERSHING SQUARE INVESTMENT II, L.P.
By:	PERSHING SQUARE HOLDINGS GP, LLC
By:	William A. Ackman, Managing Member of the GP

/s/ William A. Ackman

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF AMENDMENT NO. 1 TO
SCHEDULE 13G

The undersigned hereby agree as follows:

(i)            Each of them is individually eligible to use the Amendment No. 1 to Schedule 13G to which this Exhibit is attached, and such Amendment No. 1 to Schedule 13G is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Amendment No. 1 to Schedule 13G and any further amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  November 21, 2006

PERSHING SQUARE, L.P.
By:	PERSHING SQUARE GP, LLC
By:	William A. Ackman, Managing Member

/s/ William A. Ackman

PERSHING SQUARE II, L.P.
By:	PERSHING SQUARE GP, LLC
By:	William A. Ackman, Managing Member

/s/ William A. Ackman

PERSHING SQUARE INTERNATIONAL, LTD.
By:	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:	William A. Ackman, Managing Member of the GP

/s/ William A. Ackman

PERSHING SQUARE INVESTMENT II, L.P.
By:	PERSHING SQUARE HOLDINGS GP, LLC
By:	William A. Ackman, Managing Member of the GP

/s/ William A. Ackman